UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Onstream Media Corp.
                              --------------------
                          (formerly Visual Data Corp.)
                                (Name of Issuer)

                              Common Stock $0.0001
                              --------------------
                         (Title of Class of Securities)

                                   682875 10 9
                                   -----------
                                 (CUSIP Number)

                                December 31, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

CUSIP No. 682875 10 9

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

      Fennmore Holdings LLC

(2)   Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)   |X|
      (b)   |_|

(3)   SEC Use Only.

(4)   Citizenship or Place of Organization.

      Delaware

                        (5)   Sole Voting Power: 16,607

Number of Shares        (6)   Shared Voting Power: 0
Beneficially Owned
by Each Reporting       (7)   Sole Dispositive Power: 16,607
Person With
                        (8)   Shared Dispositive Power: 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person.

      16,607 shares of common stock

(10)  Check if the Aggregate Amount in Row 9 Excludes Certain Shares. |_|

(11)  Percent of Class Represented by Amount in Row 9.

      <1.00%

(12)  Type of Reporting Person (See Instructions).

      OO

CUSIP No. 682875 10 9

(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only).

      Platinum Partners Value Arbitrage Fund, LP

(2)   Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)   |X|
      (b)   |_|

(3)   SEC Use Only.

(4)   Citizenship or Place of Organization.

      Cayman Islands

                        (5)   Sole Voting Power: 0

Number of Shares        (6)   Shared Voting Power: 0
Beneficially Owned
by Each Reporting       (7)   Sole Dispositive Power: 0
Person With
                        (8)   Shared Dispositive Power: 0

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person.

      0 shares of common stock

(10)  Check if the Aggregate Amount in Row 9 Excludes Certain Shares. |_|

(11)  Percent of Class Represented by Amount in Row 9.

      0.00%

(12)  Type of Reporting Person (See Instructions).

      PN

Item 1.

(a)   Name of Issuer.

Onstream Media Corp.

(b)   Address of Issuer's Principal Executive Offices.

1291 SW 29 Avenue
Pompano Beach, FL 33069

Item 2.

(a)   Name of Person Filing.

Fennmore Holdings LLC
Platinum Partners Value Arbitrage Fund, LP

(b)   Address or Principal Business Office or, if none, Residence.

Fennmore Holdings LLC
152 W. 57th Street, 54th Floor
New York, NY 10019

Platinum Partners Value Arbitrage Fund, LP
152 W. 57th Street, 54th Floor
New York, NY 10019

(c)   Citizenship or Place of Organization.

Fennmore Holdings LLC - Delaware
Platinum Partners Value Arbitrage Fund, LP - Cayman Islands

(d)   Title of Class of Securities.

Common Stock, par value $0.0001 per share

(e)   CUSIP No.

682875 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act.
      (b)   |_| Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_| Insurance company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940.
      (e)   |_| An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Fennmore Holdings LLC

      (a)   Amount Beneficially Owned: 16,607 shares of common stock

      (b)   Percent of class: <1.00%

      (c)   Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote: 16,607
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of: 16,607
            (iv)  Shared power to dispose or to direct the disposition of: 0

Platinum Partners Value Arbitrage Fund, LP

      (a)   Amount Beneficially Owned: 0 shares of common stock

      (b)   Percent of class: 0.00%

      (c)   Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote: 0
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of: 0
            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |X|.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Fennmore Holdings LLC
Platinum Partners Value Arbitrage Fund, LP

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

N/A

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2007


FENNMORE HOLDINGS LLC

By: /s/ MARK NORDLICHT
    ------------------
Name: Mark Nordlicht
Title: Manager


PLATINUM PARTNERS VALUE ARBITRAGE FUND, LP by its General Partner
Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------
Name: Mark Nordlicht
Title: Director

                             JOINT FILING AGREEMENT

      In accordance with Rule 13k-1 under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G/A-1 (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Onstream Media Corp., and further agrees that this Joint Filing Agreement be included as an exhibit to such filing.

Dated: March 6, 2007


FENNMORE HOLDINGS LLC

By: /s/ MARK NORDLICHT
    ------------------
Name: Mark Nordlicht
Title: Manager


PLATINUM PARTNERS VALUE ARBITRAGE FUND, LP by its General Partner
Platinum Management, Inc.

By: /s/ MARK NORDLICHT
    ------------------
Name: Mark Nordlicht
Title: Director